Table of Contents

Filed Pursuant to 253(g)(2)

File No. 024-11005

CBD LIFE SCIENCES, INC.

10855 N. 116th Street, Suite 115

Scottsdale, Arizona

(480) 410-6780

www.lbcbioscienceinc.com

UP TO 80,000,000,000 SHARES OF COMMON STOCK

CBD Life Sciences, Inc., a Nevada corporation (the “Company,” “CBDL,” “we,” “us,” and “our”), is offering up to 80,000,000,000 shares (“Shares”) of its common stock, par value of $0.0001 per share (“Common Stock”) on a “best efforts” basis without any minimum offering amount pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for Tier 1 offerings (the “Offering”). We expect that the fixed initial public offering price per share of Common Stock will be $0.0002 per share upon qualification of the Offering Statement of which this Offering Circular is a part by the United States Securities and Exchange Commission (“SEC”). See “SECURITIES BEING OFFERED” of this Offering Circular for more information. We expect to commence the sale of the Shares within two (2) calendar days of the date on which the Offering Statement of which this Offering Circular is a part is declared qualified by the SEC. The Offering is expected to expire on the earlier of (i) the date on which all of the Shares offered are sold; (ii) 365 days from the date this Offering Circular is qualified by the applicable Colorado or New York securities authority, whichever is first (unless extended by us, in our own discretion, for up to another ninety (90) days); or (iii) the date on which this Offering is earlier terminated by us in our sole discretion.

Potential investors may at any time make revocable offers to subscribe to purchase shares of our Common Stock. Such revocable offers will become irrevocable when both the Offering Statement is qualified by the SEC and the subscriptions are accepted by us. We may close on investments on a “rolling” basis (so not all investors will receive their Shares on the same date). Funds will be promptly refunded without interest, for sales that are not consummated. Upon closing under the terms as set out in this Offering Circular, funds will be immediately available to us (where the funds will be available for use in the operations of our business in a manner consistent with the “Use of Proceeds” in this Offering Circular) and the Shares for such closing will be issued to investors. See “Plan of Distribution” of this Offering Circular for more information.

Our Common Stock currently trades on the OTC Pink Open Market under the symbol “CBDL” and the closing price of our Common Stock on August 31, 2021 was $0.0003. Our Common Stock currently trades on a sporadic and limited basis.

An investment in the Shares is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should carefully consider and review the “Risk Factors” beginning on page 5.

	Price to Public	Commissions (2)	Proceeds to the Company (3)	Proceeds to Other Persons
Per Share	$0.0002	$0.00	$0.0002	$0.00
Maximum Offering (1)	$16,000,000	$0.00	$16,000,000	$0.00

(1)       Assumes that the maximum offering amount of $16,000,000 is received by us.

(2)       The shares will be offered on a “best-efforts” basis by our officers, directors and employees, and we do not intend to use commissioned sales agents or underwriters. In the event a commissioned sales agent or underwriter is engaged, we will file a supplement to this Offering Circular.

(3)       Does not include expenses of the Offering, including without limitation, legal, accounting, escrow agent, transfer agent, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular follows the disclosure format prescribed by Part II of Form 1-A.

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In this Offering Circular, the term “CBDL”, “we”, “us”, “our”, or “the Company” refers to CBD Life Science, Inc. and any of our subsidiaries on a consolidated basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, OUR BUSINESS PLAN AND STRATEGY, AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE out ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	Our ability to effectively execute our business plan, including without limitation our ability to penetrate the most lucrative cannabidiol (“CBD”) markets and demographics, and respond to the highly competitive and rapidly evolving marketplace and health and regulatory environments in which we intend to operate;

•	Our ability to manage our research, development, expansion, growth and operating expenses;

•	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

•	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving CBD and cannabidiol-based products markets;

•	Our ability to respond and adapt to changes in regulations and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

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This Disclosure Statement contains various "forward-looking statements." You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "would," "could," “should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the risks associated with an investment in us discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision.

Amendment Information

Prior to this amendment to our Offering, we have previously raised $4 million by selling 20,000,000,000 shares of Common Stock under this Offering. We are amending the Offering to include an additional 80,000,000,000 shares of Common Stock to raise an additional $16 million, totaling 100,000,000,000 and $20 million raised upon selling all the Shares under this post-qualification amendment and previous shares sold under this Offering.

Company Information

We were incorporated in the State of Nevada on December 31, 2003 under the name “Platinum Consulting Services” and were in the business of providing business consulting services until 2006 when on May 15, 2006 we signed a Share Purchase agreement to acquire an undivided 100% right, title and interest in and to all the outstanding shares of AutoBidLive Auctions Inc. AutoBidLive Auctions Inc. was a private company incorporated in the Province of Alberta, Canada whose main asset was a proprietary software to enable real time, online auctions of virtually any product or commodity for use by the wholesale market. This included cars, boats, planes, coins, stamps, industrial products, diamonds, artwork, and livestock. As a result of the closing of the Share Purchase Agreement we changed our name from “Platinum Consulting Services” to “Autobidlive Auctions International Inc.” We subsequently changed our name again on December 26, 2006, from “Autobidlive Auctions International Inc.” to “Auctions International Inc.” although there was no change in our business.

Between 2006 and 2012 we continued to develop and market our online auctions software and on November 20, 2012 we entered into an agreement with Rangemore Productions to produce a live interactive auction television series utilizing the AutoBidLive software. This led to a merger with Rangemore Productions, a company that leased film studio space to independent film productions presented itself. Although this was a deviation from the original business plan, our management felt that it was an exciting opportunity and decided to pursue it. On December 31, 2012, we entered into a Merger Agreement and on March 31, 2013, the merger closed whereby we issued 42,942,000 preferred shares for all the assets and liabilities of Rangemore Productions Corp.

Prior to the closing of the Merger Agreement on March 26, 2013, we changed our corporate name from “Auctions International Inc.” to “Rangemore Film Productions Corp.” to reflect the closing of the Merger Agreement between us and Rangemore Productions Corp. and the resulting change in business. On December 19, 2013, we again changed our corporate name to “Cre8tive Works, Inc.” as there was confusion with another company using the name Rangemore but did not change our business plan or operations.

From March 2013 to August 2017 Cre8tive Works was in the business of financing media productions. The term “media productions” includes, but is not limited to feature films, documentaries, animation, television series, movies-of-the-week, television specials, webisodes and soundtracks. The business was not successful and in August of 2017 management was presented with the opportunity to acquire a technology platform developed to analyze and monitor IT networks for cyber security vulnerabilities and breaches. As a result of the new business we changed our name to “Optium Cyber Systems, Inc.” (“OCSI”). OCSI has developed a proprietary process to analyze, identify and address cyber security vulnerabilities in an organization’s critical IT infrastructure which is scalable to any size organization in any industry. OCSI has recently launched in the health care sector, focusing on protecting health care facilities including hospitals, nursing homes and doctor’s offices from cyberthreats such as the manipulation of medical devices or theft of patient records. On January 15, 2019, we changed our name to “CBD Life Sciences, Inc.”

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On January 1, 2019, we acquired LBC Bioscience Inc. (“LBC”) through a share exchange to capitalize on the growing cannabidiol sector. LBC is developing and marketing a line of cannabidiol based organic products such as hemp drops, recovery pain relief creams, anxiety and sleep solutions, supplements, edibles, and a full line of pet products. In addition, LBC has developed an anti-aging skin product line. LBC's products can be viewed and purchased on our website at www.lbcbioscienceinc.com. As a result of the acquisition, we changed our name to “CBD Life Sciences Inc.”

We are a publicly traded company and our Common Stock is quoted on the OTC Markets under the symbol “CBDL.” Our main focus is to identify, evaluate and acquire undervalued opportunities with the objective of increasing shareholder value. The acquisition of LBC Bioscience Inc. is the first in the CBD space and we are actively searching for additional opportunities within this emerging sector. Our principal executive office is located at 10855 N. 116th Street, Suite 115, Scottsdale, Arizona 85259. Our telephone number is (480) 410-6780 and our website address is www.lbcbioscience.com and our email address is lisalbcbioscience@gmail.com. We do not incorporate the information on, or accessible through, our website into this Offering Circular, and you should not consider any information on, or accessible through, our website to be a part of this Offering Circular.

Our Business

Our products’ CBD ingredients are derived from hemp. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and low in THC (the principal psychoactive constituent (or cannabinoid) of cannabis). A specialized extraction process is used to yield highly concentrated CBD oil that also contains other potentially nutritious materials such as omega-3 fatty acids, terpenes (a class of organic compounds which when modified are used in a variety of medicines and alternative medicines such as aromatherapy), vitamins, chlorophyll, and amino acids. Our products are parasite-free.

To date, we have completed our concepts and require funds to complete the development and marketing of our products.

Industry Overview

The cannabis industry continues to exceed other industries’ growth rates. For cannabis, legal sales across the United States reached $17.5 billion, a 46% increase from 2019 according to a report cited by Forbes.

While the industry is growing rapidly, the cannabis industry faces several major obstacles that challenge its growth and profitability. First, the cultivation of cannabis is a very capital-intensive enterprise. Many cannabis entrepreneurs do not have access to the capital required to build the infrastructure required to meet growing demand and sales projections. Traditional sources of financing, such as banks, are not available currently to cannabis producers and retailers. Second, there is a significant shortage of knowledge related to virtually all areas of the cannabis business. When new states are added to the list of regulated cannabis markets, there will be a scarcity of experience and expertise to serve the needs of growers and retailers in these states. Third, as explained below, marijuana is illegal under federal law. Fourth, even where it is legal, states have varying laws from each other, meaning sanctioned activity in one state, may not be in another.

Distribution

We intend to distribute our products through our retail locations and through online retailers like Amazon. Currently, we have two retail locations through which we sell our products and we intend to use some of the proceeds received through this Offering to open more locations (SEE USE OF PROCEEDS SECTION BELOW). We have one location at 10855 N. 116th Street, Suite 115, Scottsdale, Arizona and a second location at 10953 N. Frank Lloyd Wright Blvd., Unit 108, Scottsdale, Arizona. On September 1, 2021, we will begin distributing our products from our vending machine located in the Tanger Outlet Center at 6800 N. 95th Avenue, Glendale, Arizona. In addition to looking to add more locations, we are also working with online retailers and retail websites to distribute our product over the internet where permitted.

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Risks Related to Our Business and Strategy

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the cannabidiol industry. Any of the factors set forth under “Risk Factors” below may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this Offering Circular and, in particular, you should evaluate the specific factors set forth under “Risk Factors” below in deciding whether to invest in our Common Stock. Risks relating to our business and our ability to execute our business strategy include:

•	we may not effectively manage our growth;

•	we operate in a highly competitive industry and our failure to compete effectively could adversely affect our market share, revenues and growth prospects;

•	unfavorable publicity or consumer perception of our products could adversely affect our reputation and the demand for our products;

•	if the products we sell do not comply with applicable regulatory and legislative requirements, we may be required to recall or remove these products from the market, or even cease the sale of our products altogether;

•	if we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete; and

•	changes in our management team could adversely affect our business strategy and adversely impact our performance.

Trading Market

Our Common Stock currently trades on the OTC Markets under the symbol “CBDL” and the closing price of our Common Stock on August 31, 2021 was $0.0003. Our Common Stock currently trades on a sporadic and limited basis. We are an alternative reporting company and are not, currently, an SEC reporting company. This may limit any resale opportunities for shares of our Common Stock purchased through this Offering. See the “RISK FACTORS” section below.

Offering

Issuer:	CBD Life Sciences, Inc.

Securities Offered:	We are offering up to 80,000,000,000 additional shares of Common Stock (the “Shares”), in addition to the 20,000,000,000 previously offered under this Offering, for a total of up to 100,000,000,000 Shares.

Offering Price:	The Offering price for each share of Common Stock will be $0.0002.

Use of Proceeds:	Net proceeds from this Offering of up to $16,000,000 of new capital will be used primarily for product development, expanding retail locations, and working capital and general company purposes. See the “USE OF PROCEEDS” section below.

Offering Period:	The Offering will commence within two (2) calendar days of the date on which our Offering Statement is declared qualified by the SEC. This Offering will remain open until the earlier to occur of (i) the date on which all of the Shares offered are sold; (ii) 365 days from the date this Offering Circular is qualified by the respective securities authority for the state of Colorado or New York, whichever is first (unless extended by us, in our own discretion, for up to another ninety (90) days); or (iii) the date on which this Offering is earlier terminated by us in our sole discretion.

Brokerage Commissions:	We do not intend to employ brokers or selling agents to assist in the placement of the Shares

Risk Factors:	Purchase of the Shares is highly speculative and involves a high degree of risk. See the “RISK FACTORS” section below.

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Market & Industry Information

Throughout this Offering Circular, we may use market data and industry forecasts and projections that were obtained from surveys and studies conducted by third parties, including prominent media publications, and from publicly available industry and general publications. Although we believe that the sources are reliable, and that the information contained in such surveys and studies conducted by third parties is accurate and reliable, we have not independently verified the information contained therein. We note that estimates, in particular as they relate to general expectations concerning our industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Offering Circular.

RISK FACTORS

The SEC requires us to identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to purchase any of the Shares in this Offering.

The following is only a brief summary of the risks involved in investing in us. Investment in the Shares involves risks. You should carefully consider the following risk factors in addition to other information contained in this Disclosure Statement. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this Disclosure Statement, including statements in the following risk factors, constitute "Forward-Looking Statements."

A pandemic, epidemic or outbreak of an infectious disease in the markets in which we operate or that otherwise impacts our facilities and our vendors facilities, as well as our customers could adversely impact our business.

On March 11, 2020, the World Health Organization escalated the status of the COVID-19 outbreak from epidemic to pandemic. In an effort to mitigate the spread of COVID-19, governmental authorities in the United States and around the world have implemented, among other measures, limitations on cross-border travel, restrictions on mass gatherings, stay-at-home orders and mandatory closures of non-essential businesses. While some of these restrictions have been lifted or reduced, new variants of COVID-19 present concerns that such measures may be implemented again and for an indefinite period of time. In the event that any existing restrictions, or new restrictions remain in place for an extended period of time, our ability to maintain staffing levels and retain sufficient employees, secure products, and execute on portions of our business could be impacted. Although we have contingency plans in place to manage the potential workplace impacts of global outbreaks, including COVID-19, restrictions implemented by federal and state governments in jurisdictions in which we operate could prevent employees, contractors or suppliers from accessing our properties or performing critical services, or negatively impact the availability of our key personnel.

Concerns over the prolonged negative effects of the COVID-19 pandemic on economic and business prospects across the world have contributed to increased market and oil price volatility and diminished expectations for the performance of the global economy. The COVID-19 pandemic has resulted in, and may continue to result in, significant market uncertainty, including substantial fluctuations in currency exchange rates, inflation, interest rates, counterparty credit and performance risk, and general levels of investing and consumption. An extended period of decreased global demand or oversupply of production may result in refiners curtailing operations or refinery utilization rates, which could contribute to storage constraints or a widening of price differentials. Further, low commodity prices could impact the value and amount of our reserves. Further, as governments grapple with the economic impact of the COVID-19 pandemic, governments are incurring debt and spending at historic levels. This can cause significant inflation in turn increasing our product costs.

The full impact of the COVID-19 pandemic is uncertain and will depend on a number of factors, including the location and severity of the virus's spread, variants of the virus, and the effectiveness of mitigation actions taken by governmental authorities and vaccine effectiveness.

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The price of our Common Stock may continue to be volatile.

The trading price of our Common Stock has been and is likely to remain highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control or unrelated to our operating performance. Factors that may impact the price and volatility of our Common Stock include, among other things, the operating performance of similar companies; the overall performance of the equity markets; announcements by us or our competitors of acquisitions, business plans, or commercial relationships; threatened or actual litigation; changes in laws or regulations relating to the our business; any major change in our Board of Directors or management; publication of research reports or news stories about us, our competitors, or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts; large volumes of sales of our shares of common stock by existing stockholders, including the sale of our Common Stock purchased under this Offering; and general political and economic conditions.

In addition, the stock market in general, and the market for development-stage companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those company’s securities.

There are doubts about our ability to continue as a going concern.

We had insufficient revenues to cover our operating expenses and have incurred losses consistently since inception. These factors raise substantial doubt about our ability to continue as a going concern.

As of June 30, 2021, we have accumulated losses totaling $10,971,850 since inception. These factors also raise substantial doubt regarding our ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. We will need additional working capital to continue or to be successful in any future business activities. Therefore, our ability to continue as a going concern is dependent upon obtaining the additional working capital necessary to accomplish our objective. Management plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on our existing stockholders.

Risks Relating to Our Financial Condition

Our financials are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied.

Although we are confident with our accounting firm, we are not required to have our financials audited by a certified Public Company Accounting Oversight Board (“PCAOB”). As such, our accountants do not have a third-party reviewing the accounting. Our accountants may also not be up to date with all publications and releases put out by the PCAOB regarding accounting standards and treatments. This could mean that our unaudited financials may not properly reflect up to date standards and treatments resulting misstated financials statements.

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Our management has a limited experience operating a public company and are subject to the risks commonly encountered by early-stage companies.

Although our management has experience in operating small companies, current management has not had to manage expansion while being a public company. Many investors may treat us as an early-stage developmental company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include, among other things:

•	risks that we may not have sufficient capital to achieve our growth strategy;

•	risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•	risks that our growth strategy may not be successful or government regulation may render our operations unprofitable and our inability to pivot to different operations; and

•	risks those fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have limited operational history in an emerging and evolving industry, making it difficult to accurately predict and forecast business operations.

As we have limited operations in our business, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in the CBD industry, which is rapidly transforming. There is no guarantee that our products or services will remain attractive to potential and current users as these industries undergo rapid change, or that potential customers will utilize our services.

As a growing company, we have limited history of profitability and there is no guarantee we remain profitable.

We have amounted losses throughout our history. Only recently have we generated any material profits. For the years ending 2019 and 2020, we generated profits of $36,633 and $120,269 respectively. While we look to continually grow our revenues and profitability, rapid growth may increase our short-term costs and expenses, thereby reducing or eliminating entirely, our short-term profitability.

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to update our website, add distribution channels, add to our inventory, and improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our Common Stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

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We are highly dependent on the services of our key executive, the loss of whom could materially harm our business and our strategic direction. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management, specifically Lisa Nelson. We have an Employment Agreement in place with Ms. Nelson. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

•	Establish definitive business strategies, goals and objectives;

•	Maintain a system of management controls; and

•	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition, or operating results could be materially harmed, and our stock price may decline.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. Our competition includes all other companies that are in the business selling cannabis-based products or other related items. A highly competitive environment could have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects. Consumer taste and expectations are rapidly evolving as the industry gains greater traction. To meet these demands and expectations, we may have to change our product offerings and distribution channels. These types of changes may result in increased costs and use resources that would be otherwise allocated to growing our existing business.

We may not be able to compete successfully with other established companies offering the same or similar products and, as a result, we may not achieve our projected revenue and user targets.

If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue or customer targets. We compete with both start-up and established companies. Compared to our business, some of our competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established in our markets. Further, as the market grows larger companies with greater resources may choose to enter the market and operate more profitably than we can.

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Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future we may be subject to litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business

We expect to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

We estimate that it will cost approximately $50,000 annually to maintain the proper management and financial controls for our filings required as an alternative reporting company. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Risks Relating to our Common Stock and Offering

Our Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your Shares to raise money or otherwise desire to liquidate your Shares.

Our Common Stock has historically been sporadically traded on the OTC Markets, meaning that the number of persons interested in purchasing our Common Stock at, or near ask prices at any given time, may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Common Stock is minimal or non-existent, as compared to a seasoned issuer that is SEC reporting on a more established trading market, with a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history, and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase the Shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell the Shares at or above your purchase price, or at all, which may result in substantial losses to you.

The market for our Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our Common Stock is sporadically traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our Common Stock could, for example, decline precipitously in the event that a large number of shares of our Common Stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on our share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and minimal revenue or profit to date, and the uncertainty of future market acceptance for our potential products and a limited track record of our management in growing a business in this industry. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our products; government regulations; announcements of significant acquisitions; strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our Common Stock regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our of our Common Stock will be at any time, including as to whether our Common Stock will sustain its current market prices, or as to what effect the sale of our Common Stock or the availability of shares of our Common Stock for sale at any time will have on the prevailing market price.

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Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We do not have control over the actions of the parties engaging in this behavior.

The market price of our Common Stock may be volatile and adversely affected by several factors.

The market price of our Common Stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•	our ability to integrate operations, technology, products and services;

•	our ability to execute our business plan;

•	operating results below expectations;

•	our issuance of additional securities, including debt or equity or a combination thereof;

•	announcements of technological innovations or new products by us or our competitors;

•	loss of any strategic relationship;

•	industry developments, including, without limitation, changes in competition or practices;

•	economic and other external factors;

•	period-to-period fluctuations in our financial results; and

•	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

We do not expect to pay dividends in the future; any return on your investment may be limited to the capital appreciation of our Common Stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts, including adding more distribution locations and channels. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates beyond the price you paid for it.

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Issuance of additional shares of Common Stock, or options or warrants to purchase those shares, may dilute your proportionate ownership and voting rights.

We are entitled under our Amended and Restated Articles of Incorporation to issue up to 105,000,000,000 shares of Common Stock. We have issued and outstanding, as of August 24, 2021, 30,156,241,280 shares of Common Stock. In addition, we are entitled under our Amended and Restated Articles of Incorporation to issue “blank check” preferred stock. Our Board of Directors may generally issue shares of our Common Stock, Preferred Stock, options, or warrants to purchase our Common Stock, without further approval by our shareholders based upon such factors as our Board of Directors may deem relevant at that time. It is likely that we will be required to issue a large number of additional securities to raise capital to further our development. It is also likely that we will issue a large number of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase our Common Stock, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Amended and Restated Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by us that may discourage lawsuits against our directors, officers and employees.

Our Amended and Restated Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to us and our shareholders. Our Amended and Restated Bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under other agreements with our directors, officers and employees. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resulting costs may also discourage us from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit us and our shareholders.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The securities market in general, and the shares of early-stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our Common Stock is currently deemed a “penny stock,” which makes it more difficult for you to sell any of the Shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

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In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of our Common Stock.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the price of our Common Stock.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for us, with our small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover us and then downgrade our Common Stock, the price of our Common Stock would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

Voting rights of our Common Stock is concentrated in the hands of a small number investors. This may limit your ability to have any influence over our operations.

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote of the holders of Common Stock. Our directors, officers and affiliates beneficially own a majority of our outstanding Common Stock voting rights. Due to such significant ownership position held by these insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

In addition, sales of significant amounts of Common Stock held by our directors, officers or affiliates, or the prospect of these sales, could adversely affect the market price of our Common Stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price through acquisition.

Risks Relating to Our Company and Industry

The following risks relate to our proposed business and the effects upon us assuming we obtain financing in a sufficient amount.

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Our business is speculative.

Our planned businesses are speculative and subject to numerous risks and uncertainties. The burden of government regulation on cannabis industry participants, including growers, suppliers, retailers, and consumers, is uncertain and difficult to quantify. Government regulation is fluid and can change with little notice. Even if we are available to adapt our business to these changes, doing so may deplete resources more efficiently used for other operations.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products.

We develop CBD/hemp oil products for the cannabis industry. Competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of our products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

We may not be able to successfully compete against companies with substantially greater resources.

The industries in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our products. There are no assurances that competition in our respective industries will not lead to reduced prices for our products. If we are unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on our business and financial condition.

We cannot assure that we will continue to generate profits or that our products will be accepted by consumers.

Our business is speculative and dependent upon acceptance of our products by consumers. Our operating performance will be heavily dependent on whether or not we are able to earn a profit on the sale of our products. Online advertising of cannabis related products may be severely limited under applicable federal, state and local law. Further, as markets grow, consumer tastes and preferences change. Our products may become less desirable and we may not be able to create other product offerings that are commercially successful. We cannot assure that we will be successful or earn any future revenue or profit, or that investors will not lose their entire investment.

Our proposed business is dependent on laws pertaining to the marijuana industry.

Continued development of the marijuana industry is dependent upon continued legislative authorization or voter approved referenda of marijuana at the state level. Any number of factors could slow or halt progress in this area. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of marijuana, which would negatively impact our proposed business.

A growing number of states allow their citizens to use medical marijuana. Further, other states have legalized cannabis for adult use. These state laws are in conflict with the federal Controlled Substances Act, which makes marijuana use, cultivation or possession illegal on a national level. Despite the development of a legal cannabis industry under the laws of certain states, these state laws legalizing medical and adult cannabis use are in conflict with the Federal Controlled Substances Act, which classifies cannabis as a “Schedule-I” controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis preempts state laws that legalize its use. There are no guarantee that current and future administrations will not change the Federal government’s stated policy regarding the low-priority enforcement of Federal laws in states where cannabis has been legalized. Any such change in the Federal government’s enforcement of Federal laws could cause significant financial damage to us and our shareholders.

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Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect our proposed operations.

Local, state and federal medical marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

As the possession and use of cannabis is illegal under the Federal Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to users and advertisers. As a result, we may be subject to enforcement actions by law enforcement authorities, which would materially and adversely affect our business.

Under Federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, and transfer of cannabis is illegal. Our business provides services to customers that are engaged in the business of possession, use, cultivation, or transfer of cannabis. As a result, law enforcement authorities, in their attempt to regulate the illegal use of cannabis, may seek to bring an action or actions against us, including, but not limited, to a claim of aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provide that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). As a result of such an action, we may be forced to cease operations and our investors could lose their entire investment.

Our potential suppliers may have difficulty accessing the service of banks, which may make it difficult for them to operate.

On February 14, 2014, the U.S. government issued rules allowing banks to legally provide financial services to state-licensed cannabis businesses. A memorandum issued by the Justice Department to federal prosecutors reiterated guidance previously given, this time to the financial industry that banks can do business with legal marijuana businesses and “may not” be   prosecuted. FinCEN issued guidelines to banks noting that it is possible to provide financial services to state-licensed cannabis businesses and still be in compliance with federal anti-money laundering laws. The guidance, however, falls short of the explicit legal authorization that banking industry officials had requested the government provide, and, to date, it is not clear if any banks have relied on the guidance to take on legal cannabis companies as clients. The aforementioned policy can be changed, including in connection with a change in presidential administration, and any policy reversal and or retraction could result in legal cannabis businesses losing access to the banking industry.

Because the use, sale and distribution of cannabis remains illegal under federal law, many banks will not accept deposits from, or provide other bank services to, businesses involved with cannabis. The inability to open bank accounts may make it difficult for our existing and potential customers, clients and tenants to operate and may make it difficult for them to contract with us.

Operating an online store open to all internet users may result in legal consequences.

Our Terms and Conditions clearly state that our online store is only to be used by users who are over 21 years old and located where the use of cannabis is permissible under state law and only in a manner which would be permissible under the applicable state law. However, it is impractical to independently verify that all visitors to our online store fit into this description. As such, we run the risk of federal and state law enforcement prosecution.

We have implemented a content reporting review policy to remove any content which violates our Terms and Conditions. We have introduced a system that flags any posts for review, removal, and possible account suspension. As soon as content is flagged by one of our internal or external control systems or by another user, it is removed from view until we have had the time to review the content. There can be no assurance that future administrations, will not change its stated policy and begin enforcement of the Federal laws against us or our users. Additionally, there can be no assurance that we will not face criminal prosecution from states where the use of cannabis is permitted for the use of cannabis in ways which do not fall under the state law. Finally, even if we attempt to prevent the use of our product in states where cannabis use is not permitted under state law, use of our app by those in such states may still occur and state authorities may still bring an action against us for the promotion of cannabis related material by those residing in such states.

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New online store features could fail to attract new customers, retain existing customers, or generate revenue.

Our business strategy is dependent on our ability to develop online store features to attract new customers and retain existing ones. Staffing changes, changes in customer behavior or development of competing networks may cause customers to switch to competing online stores or decrease their use of our online store. To date, our online retail platform, is only in its beginning stages and it has not begun to generate revenue. There is no guarantee that individual customers will use these features and as a result, we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our online store:

•	Emergence of competing websites and online retail stores;

•	Inability to convince potential customers to shop at our online store;

•	A decrease or perceived decrease in the quality of products at our online store;

•	An increase in content that is irrelevant to our users;

•	Technical issues on certain platforms or in the cross-compatibility of multiple platforms;

•	An increase in the level of advertisements may discourage user engagement;

•	A rise in safety or privacy concerns; and

•	An increase in the level of spam or undesired content on the network.

Due to our involvement in the cannabis industry, we may have a difficult time obtaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers’ compensation, general liability, and directors and officer’s insurance, is more difficult for us to find and more expensive, because we are a company in the cannabis industry. There are no guarantees that we will be able to find such insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. We do not carry general liability insurance. Because we may be limited in the types of insurance coverage we can obtain, if we are made a party of a legal action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations or result in other negative material impacts to our business.

Unfavorable publicity or consumer perception of our products or any similar products distributed by other companies could have a material adverse effect on our business and financial condition.

We believe our product sales will be highly dependent on consumer perception of the safety, quality and efficacy of our products as well as similar or other products distributed and sold by other companies. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention, and other publicity including publicity regarding the legality, safety or quality of particular ingredients or products and cannabis markets in general. From time to time, there is unfavorable publicity, scientific research or findings, litigation, regulatory proceedings and other media attention regarding our industry. There can be no assurance that future publicity, scientific research or findings, litigation, regulatory proceedings, or media attention will be favorable to the herbal skin care and cannabis markets or any particular product or ingredient, or consistent with earlier publicity, scientific research or findings, litigation, regulatory proceedings or media attention. Adverse publicity, scientific research or findings, litigation, regulatory proceedings or media attention, whether or not accurate, could have a material adverse effect on our business and financial condition. In addition, adverse publicity, reports or other media attention regarding the safety, quality, or efficacy of our products or ingredients of cannabis products in general, or associating the use of our products or ingredients in general with illness or other adverse effects, whether or not scientifically supported or accurate, could have a material adverse effect on our business and financial condition.

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We are subject to numerous potential regulatory matters. If the DEA were to take actions against CBD products as Schedule 1 controlled substances, it could cause us to reduce or even cease operations.

The Drug Enforcement Administration (“DEA”) which enforces the controlled substances laws of the United States has issued various rules and announcements concerning various items considered to be marihuana extracts which may encompass cannabinoids. The DEA created a separate Administration Controlled Substances Code number for marijuana extract earlier this year, defined to cover an extract containing one or more cannabinoids, and stated that such extracts will continue to be treated as Schedule I controlled substances.

If the DEA were to take actions against CBD products as Schedule 1 controlled substances or restrict the marketing or distribution of any CBD product, it would likely result in us reducing or ceasing operations.

Any potential growth in the cannabis or cannabis-related industries continues to be subject to new and changing state and local laws and regulations.

Continued development of the cannabis and cannabis-related industries is dependent upon continued legislative legalization of cannabis and related products at the state level, and a number of factors could slow or halt progress in this area, even where there is public support for legislative action. Any delay or halt in the passing or implementation of legislation legalizing cannabis use, or its sale and distribution, or the re-criminalization or restriction of cannabis at the state level could negatively impact our business because of the perception that it is related to cannabis. Additionally, changes in applicable state and local laws or regulations could restrict the products and services we offer or impose additional compliance costs on us or our customers. Violations of applicable laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will have a material adverse effect on our business.

We May Be Affected by Various Trends

The factors that will most significantly affect our future operating results, liquidity and capital resources will be:

•	Government regulation of the marijuana industry;

•	Revision of Federal banking regulations for the marijuana industry; and

•	Legalization of the use of marijuana for medical or recreational use in other states.

Other than the foregoing, we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on:

•	revenues or expenses;

•	any material increases or decrease in liquidity; or

•	expected sources and uses of cash.

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Our business is dependent upon suppliers.

While we have recently begun developing and manufacturing our own products, we still heavily use other suppliers and other manufacturers to obtain our products. We have supply agreements with these suppliers and manufacturers. We continue to develop relationships and enter into agreements with manufacturers and suppliers. Nevertheless, we remain dependent upon a limited number of suppliers for our products and the dependability of these suppliers and manufacturers directly impact our ability to maintain inventory and distribute our products. Although we do not anticipate difficulty in obtaining adequate inventory at competitive prices, we can offer no assurance that such difficulties will not arise. The extent to which supply disruption will affect us remains uncertain. Our inability to obtain sufficient quantities of raw materials at competitive prices would have a material adverse effect on our business, financial condition and results of operations.

Increases in the cost of shipping, postage or credit card processing could harm our business.

We ship our products to customers by United States mail and other overnight delivery and surface services. We generally invoice the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. Any increases in shipping, postal or credit card processing rates could harm our operating results as we may not be able to effectively pass such increases on to our customers. Similarly, strikes or other service interruptions by these shippers could limit our ability to market or deliver our products on a timely basis.

We face an inherent risk of exposure to product liability claims in the event that the products we manufacture or sell allegedly cause personal injury.

We face an inherent risk of exposure to product liability claims in the event that the products we manufacture or sell allegedly cause personal injury. Although we have not experienced any significant losses due to product liability claims, we may experience such losses in the future. We maintain insurance against product liability claims, but cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on acceptable terms. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity, could have a material adverse effect upon our business.

Risks Relating to the Internet

We are dependent on our telephone, internet and management information systems for the sales and distribution of our products.

Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and proprietary management information system. A significant disruption in our telephone, internet or management information systems could harm our relations with our customers and the ability to manage our operations. We can offer no assurance that our back-up systems will be sufficient to prevent an interruption in our operations in the event of disruption in our management information systems, and an extended disruption in the management information systems could adversely affect our business, financial condition and results of operations.

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Online security breaches could harm our business.

The secure transmission of confidential information over the internet is essential to maintain consumer confidence in our website. Substantial or ongoing security breaches of our system or other internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users’ personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, fraud, or misuse of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. With any insurance we are able to obtain, the limits of these policies may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches. Any breach resulting in misappropriation of confidential information would have a material adverse effect on our business, financial condition and results of operations.

Government regulation and legal uncertainties relating to the internet and online commerce could negatively impact our business operations.

Online commerce is rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. The U.S. Congress has enacted Internet laws regarding online privacy, copyrights and taxation. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. The adoption or modification of laws or regulations applicable to the internet could harm our business operations.

Changing technology could adversely affect the operation of our website.

The internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers’ changing preferences. However, we may experience difficulties that delay or prevent us from being able to do so.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

A development stage company typically sells its shares (or grants options exercisable for its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their “sweat equity” into the company. When that company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your shares is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Purchasers of our Common Stock in this Offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock and the net tangible book value per share immediately after this Offering. Our net tangible book value as of March 31, 2021 was $0.00001. Net tangible book value per share of Common Stock equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

At an offering price of $0.0002 per share, as sold in this Offering, after deducting approximately $50,000 in offering expenses payable by us, our pro forma adjusted net tangible book value subsequent to March 31, 2021 would be approximately $16,073,000 ($.00017 per share).

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the 80,000,000,000 additional shares offered for sale in this amended Offering (before our estimated offering expenses of $50,000) and based on an offering prices of $0.0002 per share:

$0.0002 Per Share Offering Price

	25%	50%	75%	100%
Net Value	$4,000,000	$8,000,000	$12,000,000	$16,000,000
# Total Shares	20,000,000,000	40,000,000,000	60,000,000,000	80,000,000,000
Net Book Value Per Share	$0.00001	$0.00001	$0.00001	$0.00001
Increase in NBV/Share	$0.00012	$0.00015	$0.00016	$0.00016
Dilution to new shareholders	$0.00006	$0.00004	$0.00003	$0.00002
Percentage Dilution to New	33.72%	20.53%	14.75%	11.51%

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of that company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, a subsequent Regulation A offering, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

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If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by development stage companies provide that note holders may be able to convert the balance of their convertible notes into shares at a discounted price, or a premium is added to the note allowing for a higher principal balance to be converted into shares than was initially invested. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the price drops below the offering price in this offering, the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the total amount of the convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are purchasing any of the Shares expecting to own a certain percentage of us or expecting each Share to hold a certain amount of value, it’s important to realize how the value of those Shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each Share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

We are seeking to raise up to an additional $16 million, in addition to our previous raising of $4 million under this Offering, equaling $20 million in total. We will raise the money through the sale of up to an additional 80,000,000,000 shares of Common Stock in addition to the 20,000,000,000 shares of Common Stock already sold under this Offering. The maximum offering amount is $16 million which represents the value of securities available to be offered as of the date of this Offering Circular. Under Regulation A, we may only offer $20 million in securities during a rolling 12-month period. We have previously raised $4 million under this Offering, leaving $16 million remaining available to raise.

We are offering a maximum of 80,000,000,000 shares of Common Stock on a “best efforts” basis.

We are not selling the shares through commissioned sales agents or underwriters. We will use our existing website, www.lbcbiosciences.com, in addition to our SEC filings in connection with this Offering, to provide information with respect to the offering.

We are initially offering our securities in Colorado and New York, but will potentially offer the securities in any other of the United States and Puerto Rico.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on our www.lbcbiosciences.com website.

Process of Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to our website, www.lbcbioscienceinc.com, click on the "Invest Now" button, and follow the procedures as described.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

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Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Investors’ Tender of Funds

We will accept tenders of funds to purchase the Shares. We may close on investments on a “rolling” basis (so not all investors will receive their Shares on the same date). In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

There are no conditions that we must meet in order to hold a closing. A closing will occur each time we determine to accept funds, which may occur as frequently as each subscription agreement and tender of funds is returned by an investor. Subscriptions are irrevocable, and during the period between an investor’s subscription and a closing, the investor will not have the rights of a shareholder. If the closing does not happen, for whatever reason, including, our dissolution or liquidation, the funds will be returned to the investor.

Tendered funds will only be returned to investors in the event we decide to terminate the Offering, in which case we will promptly return to the potential investor any money tendered by such potential investor. Upon each closing, funds tendered by investors will be made available to us for our immediate use. We will provide notice to each investor upon the receipt of funds and upon closing.

Issuance of Shares

The information regarding the ownership of the Common Stock will be recorded with the stock transfer agent.

USE OF PROCEEDS TO ISSUER

If all $16 million in additional proceeds are raised, the net proceeds to the issuer in this offering will be approximately $15,950,000.00, after deducting the estimated offering expenses of approximately $50,000.00 (including payment to marketing, legal and accounting professional fees and other expenses). This represents the value of shares available to be offered as of the date of this offering circular out of the rolling 12-month maximum offering amount of $20 million (we have previously sold shares of Common Stock under this offering prior to this amendment, in the amount of $4 million in the past rolling twelve months).

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The table below shows the net proceeds we would receive from this offering assuming an offering size of $4 million, $8 million and $16 million, and the intended use of those proceeds. There is no guarantee that we will be successful in selling any of the shares we are offering.

	If $4,000,000.00 of the Offering is Raised	If $8,000,000.00 of the Offering is Raised	If 16,000,000.00 of the Offering is Raised
Inventory	$384,000	$800,000	$1,200,000
Marketing and Advertising	$576,000	$1,200,000	$3,000,000
Trade Shows	$192,000	$400,000	$800,000
Product Development	$384,000	$400,000	$1,000,000
Office and Lab Expenses	$576,000	$1,440,000	$2,880,000
Vending Machines	$100,000	$400,000	$1,200,500
Payroll Expenses	$576,000	$1,152,000	$2,000,000
Working Capital	$1,132,000	$1,728,000	$3,840,000
Administrative and (including Offering Expenses)	$80,000	$80,000	$80,000
TOTAL	$4,000,000	$8,000,000	$16,000,000

We anticipate general working capital, lab expenses, and marketing to be our largest expected expenditures. As our product offerings and distribution networks grow, we expect to hire additional employees to assist with improving our existing product offerings as well as any new offerings.

We anticipate that our marketing will focus primarily via the internet including our own website, search engine optimization and sponsored ads on search engines such as Google, Facebook, Instagram and other search and social media platforms. We expect our marketing costs to consist mainly of advertising costs on several types of media, including television, radio, podcasts and internet services such as Facebook and Google. These costs include engaging vendors such as advertising agencies and consultants. In connection with this marketing plan, we anticipate hiring more sales and marketing employees and possibly engaging outside consultants to implement the marketing plan.

We reserve the right to change the above use of proceeds if management believes it is in our best interest.

The allocation of the net proceeds of this Offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry and general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this Offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

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OUR BUSINESS

The following description of our business contains forward-looking statements relating to future events or our future financial or operating performance that involve risks and uncertainties, as set forth above under "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors described in the Annual Report, including those set forth above in the Special Cautionary Note Regarding Forward-Looking Statements or under the heading "Risk Factors" or elsewhere in this Offering Circular.

Our Business

We are engaged in the cannabidiol market. We have recently begun developing and manufacturing our own CBD products and our primary focus is on continuing to develop and market organic products such as CBD water, drops, edibles, pet supplements, recovery balm and spray, as well as acting as a retailer of products of other suppliers and manufacturers.

Our Products

Our products’ CBD ingredients are derived from hemp. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and low in THC (the principal psychoactive constituent (or cannabinoid) of cannabis). A specialized extraction process is used to yield highly concentrated CBD oil that also contains other potentially nutritious materials such as omega-3 fatty acids, terpenes (a class of organic compounds which when modified are used in a variety of medicines and alternative medicines such as aromatherapy), vitamins, chlorophyll, and amino acids. Our products have no THC and are parasite-free.

Our primary focus is on developing organic products such as CBD hemp oil herbal drops, CBD pet treats, CBD pet drops, and CBD hemp rub. These products contain numerous ingredients. For example, the Pet Hemp CBD Treats is made up of Apple Cider Vinegar, Rice Bran, Cane Molasses, Rice Flour, Water, Tapioca Starch, Cheese Flavor, Lecithin, Safflower Oil, Glycerin, Passion Flower, Valerian Root, Ginger Root, Ascorbic Acid, Sorbic Acid, Calcium Propionate, CBD Hemp Oil, and Vitamin E. The Hemp CBD Pet Drops contain Rich Hemp Oil, Glucosamine, Chondroitin, MSM, Hyaluronic Acid, Aloe Vera Gel, Fructose, Natural Flavor, and Organic Glycerin.

We have been reviewing all of our marketing and other efforts to ensure that it is clear that no claims of any medical or health benefit be made by us or anyone representing us with regard to any of our products. These products are not pre-approved by the FDA or any other regulatory agency.

Our products’ CBD ingredients are derived from pure hemp, parasite free, non-GMO and organic. CBD hemp oil is extracted from the cannabis varieties that are naturally abundant in CBD and no THC (the principal psychoactive constituent (or cannabinoid) of cannabis). A specialized extraction process is used to yield highly concentrated CBD oil that also contains other potentially nutritious materials such as omega-3 fatty acids, terpenes, vitamins, chlorophyll, and amino acids. Users believe that the crams contain cells that help to increase the longevity of skin cells and thereby help with the aging process. We do not make any claims not covered by actual research. However, users rely on statements made on social media by many users of similar products. We have no association with any of the individuals posting about these types of products on social media, nor are we able to exercise any control over them and the content of their posts, statements, or other claims.

Marketing

The target market for our products is individuals who hear or read about the CBD market principally through social media. This is a demand for the type of product that we sell that has been created and is in place. We make no claims about the products in terms of what benefits they might or might not provide. Users of the products get their information from social media or other similar sources. We do not make any claims about any product other than indicating each product’s components. Our initial sales have been done at trade shows or by word of mouth with contacts of our officers as well as a few made by telephone call-in orders. Sales have been made on a cash basis. Customers use CBD products for a variety of reasons. They hear about them from friends and read about them on social media and other Internet sites.

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We currently sell products at our store front, online via website, kiosks and tradeshows. We also have entered into an arrangement where some of our products are available through Amazon. We continue to try to cultivate relationships with retailers and other distribution channels to offer our products to as many customers as possible through as many distribution channels as available. Additionally, we are working to increase our sales using sales distributors. We cannot predict the likelihood of success in using these techniques.

Despite popular beliefs about CBD products, we do not make any statements that are not supported by published scientific research, so we do not use the term “dietary supplement” which describes a broad and diverse category of products that a person can eat or drink to support good health and supplement the diet. The FDA has issued letters to some makers of CBD products about the use of the term “dietary supplement.” Although we are not aware of a company that distributes products similar to ours receiving any warning letters, we have chosen not to use the term “dietary supplement.”

Competition

The CBD industry is relatively new and growing. Its members include Canna Vest Corp., Cannabis Science, Vape Holding, Hemp Life Today, Cannabiol, Alternate Vape CBD, Tasty Hemp Oil and Cibaderm. Many of these companies have greater resources and market recognition than we do. There is also a possibility of a larger company trying to acquire many of the smaller companies in the industry, especially if regulatory uncertainties become less. We plan on competing using specific products that we believe meet customer demands and sell them at prices that are very reasonable in relation to other products in the marketplace. We cannot predict the likelihood of succeeding in these efforts, however.

Suppliers

Our vendors have represented to us that their manufacturing facilities follow FDA required guidelines and regulations stated in FDA 21 CFR PART 111 and are NSF GMP certified and registered with the FDA accordingly

The products we sell but do not manufacture ourselves are all made by independent vendors, with Nutrition Formulators Inc. being the principal vendor. We purchase our products on an order-by-order basis from vendors. We do not have any agreements with any vendor requiring any minimum level of purchases. All ingredients are purchased by the vendors. All products are tested by these vendors to ensure no presence of THC. The vendors package and label the items being delivered to us. We have not experienced nor are we aware of any shortages of supplies available. However, as the effects from the COVID-19 pandemic continue to wear on, labor shortages, or other supply shortages, like those experienced by many other industries, may ultimately impact supply availability.

Regulation

Our operations are potentially subject to a complex web of federal and state regulations that are evolving at a rapid rate. The DEA and FDA may change rules or enforcement proceedings at any time. We do not believe that current rules and enforcement have a significant potential impact because CBD does not cause the "high" associated with the THC in marijuana. As the legal landscape and understanding about the differences in medical cannabinoids unfolds, it will be increasingly important to distinguish “marijuana” (with noted varying degrees of psychotropic effects and deficits in executive function) from CBD.

The principal uncertainties are whether regulators will, at any time, attempt to treat CBD products similarly to THC products.

Some states are considering various taxation of marijuana-related products. These considerations seem to range from routine sales taxes to taxes similar to those imposed on tobacco products. It is unclear whether products containing no CBD would fall under these tax plans if and when they are imposed.

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IRS section 280E prevents cannabis companies from deducting expenses from their income, except for those considered cost of goods sold. No deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted. If this section is enforced against us even though our products contain no THC or other illegal substance, it could create serious operating and cash flow problems in the future.

Federal Government Regulations

Cannabis is currently a Schedule I controlled substance under the CSA and is, therefore, illegal under federal law. Even in those states in which the use of cannabis has been legalized pursuant to state law, its use, possession or cultivation remains a violation of federal law. A Schedule I controlled substance is defined as one that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The U.S. Department of Justice (the “DOJ”) defines Schedule I controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.” If the federal government decides to enforce the CSA with respect to cannabis, persons that are charged with distributing, possessing with intent to distribute or growing cannabis could be subject to fines or terms of imprisonment.

Notwithstanding the CSA, as of the date of this filing, many U.S. states and territories allow their residents to use medical cannabis. Additionally, other states have approved ballot measures to legalize cannabis for adult recreational use. Such state and territorial laws are in conflict with the federal CSA, which makes cannabis use and possession illegal at the federal level.

In light of such conflict between federal laws and state laws regarding cannabis, previous administrations had effectively stated that it was not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical cannabis. For example, a prior DOJ Deputy Attorney General of the Obama administration, James M. Cole, issued a memorandum (the “Cole Memo”) to all United States Attorneys providing updated guidance to federal prosecutors concerning cannabis enforcement under the CSA. In addition, the Financial Crimes Enforcement Network (“FinCEN”) provided guidelines (the “FinCEN Guidelines”) on February 14, 2014, regarding how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act (“BSA”) obligations (see “FinCEN”).

On January 4, 2018, United States Attorney General Jefferson B. Sessions, III rescinded a number of federal memoranda that provided guidance regarding marijuana and medical marijuana enforcement. Included in the memos that were rescinded is the Cole Memo, which laid out eight marijuana enforcement priorities for federal prosecutors in light of the fact that a number of states had moved to legalize cannabis. Also withdrawn are federal memoranda providing guidance to banks when dealing with customers whose money may be derived from a cannabis business, as well as a federal memorandum regarding enforcement of federal marijuana laws in Indian Country. It is unclear what actions the current Biden administration intend to pursue. With each change in administration and control of Congress, our business may be subject to rapidly changing regulations, positions, and interpretations by the federal government.

In the Controlled Substances Act, Congress has generally prohibited the cultivation, distribution, and possession of marijuana. 21 U.S.C. § 801 et seq. It has established significant penalties for these crimes. 21 U.S.C. § 841 et seq. These activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. 18 U.S.C. §§ 1956-57, 1960; 31 U.S.C. § 5318. These statutes reflect Congress’s determination that marijuana is a dangerous drug and that marijuana activity is a serious crime.

Absent any future changes in federal cannabis-related policies, we intend to remain within the guidelines outlined in the latest federal and state laws, and the FinCEN Guidelines, where applicable; however, we cannot provide assurance that we are in full compliance with the FinCEN Guidelines or any applicable federal laws or regulations.

We intend to conduct rigorous due diligence to verify the legality of all activities that we engage in and ensure that our activities do not interfere with any of current enforcement priorities.

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Our business plan includes allowing cannabis dispensaries to advertise on our website which we believe could be deemed to be aiding and abetting illegal activities, a violation of federal law. Despite our efforts to comply with all laws and regulations applicable to us, we cannot provide assurance that we are in full compliance with any laws or regulations.

State Regulation

While a small number of states continue to prohibit the use marijuana in any form or for any purpose, as mentioned many states have medical marijuana laws in place. These laws range from permitting recreational use, or permitting use but only under very controlled uses and circumstances.

The National Cannabis Industry Association also provides an excellent chart of the United States which is updated frequently and can be found at https://thecannabisindustry.org/ncia-news-resources/state-by-state-policies/

Seasonality

We do not expect any seasonality in our business.

Property

Our mailing address is 10855 N. 116th Street, Suite 115, Scottsdale, AZ 85259. We also distribute our products at the CBD Vault located at 10953 N. Frank Lloyd Wright Blvd., Unit 108, Scottsdale, Arizona 85259, and beginning September 1, 2021, we will begin distributing our products from our vending machine in the Tanger Outlet Center in Glendale, Arizona. Our telephone number is 480-410-6780.

Employees

We have seven employees (four full-time and three part-time), including our founder and president, Lisa Nelson. Ms. Nelson devotes 80 to 100% of her time to us. Brianna Nelson, the adult daughter of Lisa Nelson, is our chief marketer. Brianna Nelson devotes 80% of her time to us.

We believe that we have been successful in attracting experienced and capable personnel. Our employees have entered into an agreement with us requiring each not to compete or disclose our proprietary information. Our employees are not represented by any labor union. We believe that relations with our employee are excellent.

Intellectual Property

We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States as well as confidentiality procedures and contractual provisions to protect our proprietary technology, databases, and our brand.

We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

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For the six months ended June 30, 2021 and June 30, 2020

Gross sales of $38,749 for the six months ended June 30, 2021 compared to $88,810 for the six months ended June 30, 2020. The gross profit on product sales for the six months ended June 30, 2021 was $14,053 compared to $53,484 for the six months ended June 30, 2020. Contributing to the change in results include opening a new retail location, developing new products, and changes in retail patterns of our consumers, among others.

Rent and utilities increased during 2020 because of the two retail operations put in place that were not operating during 2019.

Salary expense increased during 2020 so that sales personnel would be available at the retail locations. This enabled us to significantly reduce the cost of sales consultants that were incurred during 2019 which led to a significant reduction in general and administrative expenses in 2020.

Plan of operation for the next twelve months

We believe that the proceeds of this Offering will satisfy our cash requirements for the next twelve months. However, to continue expanding operations and opening new facilities and retail locations, we may need to raise additional funds in the next twelve months if our growth cannot be sustained by the revenue generated from increased sales.

Over the past twelve months, we have introduced new products to the market such as CBD infused gum balls, straws and bath bombs. In addition to new products, we are increasing our marketing efforts to retail smoke shops and determining locations for the placement of vending machines containing our products.

To accommodate our desired growth in retail locations and product development, we may need to hire additional staff, employees, and other contractors as demand increases.

Cost of revenue. We anticipate that the cost of revenue will consist primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to purchasing equipment, colocation, marketing, providing products and services and salaries and benefits for employees on our operations teams.

Research and development. With our push to develop new products, we have recently been engaged in substantial research and development expenses. These will consist primarily of salaries, and benefits for employees who are responsible for building new products as well as improving existing products. We will expense all of our research and development costs as they are incurred.

Marketing and sales. To grow our product reach and consumer base, we anticipate that we will need to make substantial marketing and sales expenses which will consist primarily of salaries, and benefits for our employees engaged in sales, sales support, marketing, business development, operations, and customer service functions. Our marketing and sales expenses also include marketing and promotional expenditures.

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General and administrative. The majority of our general and administrative expenses will consist of salaries, benefits, and share-based compensation for certain of our executives as well as our legal, finance, human resources, corporate communications and policy employees, and other administrative employees. In addition, general and administrative expenses include professional and legal services. We expect to incur substantial expenses in marketing the current Offering, in marketing our new products, and increasing our retail locations and the availability of our products.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Some of our significant estimates and assumptions include the fair value of our common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to our deferred tax assets.

Contingencies

Certain conditions may exist as of the date of this Offering Circular and the included financial statements herein, which may result in losses to us, but are of the nature such that they will only be resolved when one or more future events occur or fails to occur. Our management, in consultation with our legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with legal counsel, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of August 25, 2021, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week
Executive Officers:
Lisa Nelson	CEO, CFO & President	48	Jan 8, 2019, Indefinitely	40
Brianna Nelson	Chief Product Developer	23	March 2019, Indefinitely	32
Matthew McGee	Chief Marketing Officer	23	June 2021, Indefinitely	32

Directors:
Lisa Nelson	Director	48	Jan 8, 2019, Indefinitely
Brianna Nelson	Director	23	March 2019, Indefinitely

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Lisa Nelson, CEO and President of LBC Bioscience Inc.

Lisa Nelson is a community minded entrepreneur with over 25 years of executive management and ownership experience. Lisa also has operations and national sales experience in a wide range of industries including hospitality, healthcare, marketing, and retail.

Mrs. Nelson graduated from the Mandel Medical School with a Medical Assistant degree in 1987. She also attended Queens Borough Community College as well as Pima Community College for her nursing degree LPN in 1992. Mrs. Nelson’s drive has always been focused on helping people and contributing to the community. Currently Mrs. Nelson is an active member in the American Legions Auxiliary. She has also been associated with the Scottsdale Chamber of Commerce.

Lisa manages a fund for The Christian Matthew Nelson Scholarship, Lisa has assisted with various fundraisers, including the Illumin8 Life Foundation for Breast Cancer awareness.

Mrs. Nelson is very active in the CBD Industry. Today, Lisa is the President and CEO of LBC Bioscience Inc., a company that is focused on developing and distributing health and wellness products in the Cannabidiol industry.

Mrs. Nelson has also recently opened a Clothing and Skateboard line dedicated to her son.

Brianna Nelson, Director, Chief Product Developer

Brianna Nelson has great experience in the marketing and social media sector. She has great product knowledge in the CBD/Hemp industry. On a day-to-day basis, Brianna plays a big role marketing our products through an online presence and social media outlets. She is known as an Instagram Specialist worldwide. She will aid in developing new clients for long term relationships. Brianna is developing a comprehensive plan that targets the CBD sector that will enhance and bring in company revenue.

Brianna attends Scottsdale Community College & will be graduating with two associate degrees.

Matthew McGee, Chief Marketing Officer

Mr. McGee is a passionate and compassionate leader of high performing teams with deep expertise in designing effective customer marketing strategies and building commercial capabilities that drive performance. Mr. McGee is also very knowledgeable in the computer world and currently holds an Associate's Degree in Cyber Security from Westmoreland County Community college located in Pennsylvania. After completing that program, Mr. McGee decided the cannabis industry was a large sector and attended CSU-Pueblo for Cannabis Biology & Chemistry and obtained a Bachelor’s of Science.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Employment Agreements

Lisa Nelson has entered into an employment agreement with us for a term of five years. Pursuant to her employment agreement, she has agreed to devote a substantial portion of her business and professional time and efforts to our business. The employment agreement provides that the employee shall receive a salary determined by the Board of Directors commensurate with our growth and development. She may be entitled to receive, at the sole discretion of our Board of Directors or a committee thereof, bonuses based on the achievement (in whole or in part) of our business plan and achievement by the employee of fixed personal performance objectives.

For the fiscal year ended December 31, 2020, we compensated our only directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Lisa Nelson	CEO	$240,000	$-0-	$-0-
Brianna Nelson	Chief Product Developer	$120,000	$-0-	$-0-

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The tables below show, as of June 30, 2021, the security ownership of each director and executive officer and each person who owns beneficially more than 10% of our voting securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Percent of class (2)
Common Stock	Lisa Nelson	233,107,880	0.9%

Common Stock	Brianna Nelson	47,201,600	0.2%

Common Stock	Ten Associates, LLC	90,015,600%

Series A Preferred Stock	Lisa Nelson	55,000,000	83%

Series A Preferred Stock	George Rutherford	11,081,530	17%

(1)	The address for Lisa and Brianna Nelson is 10855 N. 116th Street, Suite 115, Scottsdale, Arizona 85259. The address for Ten Associates, LLC is 11529 N. 120th Street, Suite 1, Scottsdale, Arizona 85259. The address for George Rutherford is 238 Lakeview Circle, Montgomery, Texas 77356.
(2)	Based upon 24,056,241,280 shares of Common Stock and 66,081,530 shares of Series A Non-Convertible Preferred Stock

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

______

Except as disclosed herein, during the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving us, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for our last three fiscal years.

As of June 30, 2021, we owed $128,068 (December 31, 2020 - $146,017) to related parties for expenses paid on behalf of and services provided to us. The amounts owing are unsecured, non-interest bearing, and due on demand.

On March 11, 2020, we entered into a Debt Settlement Agreement with Lisa Nelson pursuant to which we issued to Lisa Nelson 50,000,000 shares of Series A Preferred Stock in exchange for forgiveness of $50,000 owed to Ms. Nelson.

Disclosure of Conflicts of Interest

Besides the family relationship between Lisa Nelson and Brianna Nelson, there are no conflicts of interest between us and any of our officers or directors

Stock Options

Our stockholders have approved a 2019 Stock Option Plan, as previously adopted by our Board of Directors (the "Plan"). Under the Plan, our officers, directors, and key employees and consultants can receive incentive stock options and non-qualified stock options to purchase shares of our Common Stock. To date, no options have been issued.

With respect to incentive stock options, the Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the Common Stock on the date that such option is granted. The Plan requires that all such options have an expiration date not later than that date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% stockholders). However, with certain limited exceptions, in the event that the option holder ceases to be associated with us, or engages in or is involved with any business similar to ours, such option holder's incentive options immediately terminate.

Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000. No such options have yet been issued.

Bonus Plan for Executive Officers

Our Board of Directors has established an annual Bonus Plan for Executive Officers (the “Bonus Plan”). Under the Bonus Plan, a Committee of the Board of Directors sets performance targets for key employees who are or may become executive officers. Such executives are eligible for a bonus only if they meet the performance standards set in advance by the Committee. Aggregate bonuses may not exceed ten percent of income before taxes and bonuses may not exceed $1 million per employee.

Management Stock Bonus Plan

Our Management Stock Bonus Plan provides that we shall establish a reserve of shares of Common Stock to be awarded to eligible salaried officers and directors. The Management Stock Bonus Plan Committee, composed of not less than three members, administers the Plan. The Board of Directors must review actions of the Committee. The Plan awards restricted stock to key executives. During the restricted period, the owner of the stock may not transfer the stock without first offering us the opportunity to buy back the stock at its issue price. In the first year of the restriction period, we have the right to buy back all of the awarded stock. In the second year, we have the right to buy back 75% of the awarded stock. After two years and until the end of the restriction period, a maximum of three years, we have the right to buy back 50% of the awarded stock. No shares have been issued under the plan.

31

Indemnification Agreements

We have entered into an indemnification agreement with Lisa Nelson. Any indemnification agreements we enter into and our Amended and Restated Bylaws will require us to indemnify our directors to the fullest extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

We have entered into an employment agreement with Lisa Nelson for a term of five years. Pursuant to this employment agreement, Ms. Nelson has agreed to devote a substantial portion of her business and professional time and efforts to our business. The employment agreement provides that Ms. Nelson shall receive a salary determined by the Board of Directors commensurate with our development. Ms. Nelson may be entitled to receive, at the sole discretion of our Board of Directors or a committee thereof, bonuses based on the achievement (in whole or in part) by us of our business plan and achievement by the employee of fixed personal performance objectives.

The employment agreement also contains covenants (a) restricting the executive from engaging in any activities competitive with our business during the terms of such employment agreements and one year thereafter, and (b) prohibiting the executive from disclosure of confidential information regarding us at any time.

Our directors are elected by shareholders eligible to vote at each annual meeting or, in the event of a vacancy, appointed by the Board of Directors then in office to serve until the next annual meeting or until their successors are duly elected and qualified. Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Legal/Disciplinary History

None of our officers or directors have been the subject of any criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

None of our officers or directors have been the subject of any entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

None of our officers or directors have been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the SEC, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or

None of our officers or directors has been the subject of any entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

Board Composition

Our Board of Directors currently consists of two members. Each director serves until the next annual meeting of stockholders and until his or her successor is elected and duly qualified, or until his or her earlier death, resignation or removal. Our Board of Directors is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the Board of Directors.

32

We have no formal policy regarding Board of Director diversity. In selecting Board of Director candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. The Board of Directors currently implements our risk oversight function as a whole. Each Board of Director committee if established will also provide risk oversight in respect of our areas of concentration and reports material risks to the entire Board of Directors for further consideration.

SECURITIES BEING OFFERED

General

We are offering Common Stock to investors in this Offering. The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws, drafts of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, and applicable provisions of the Nevada Revised Statutes.

Our authorized capital stock consists of 25,000,000,000 shares of Common Stock, $0.0001 par value per share, and 100,000,000 shares of Preferred Stock, $0.0001 par value per share, all of which are designated as Series A Non-Convertible Preferred Stock.

As of August 24, 2021, our issued and outstanding shares included 30,156,241,280 shares of Common Stock and 66,081,530 shares of Series A Preferred Stock.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds, unless a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount equal or greater than the amount those holders would receive on an as-converted basis to Common Stock. We do not anticipate paying any cash dividends to holders of Common Stock in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences granted to the holders of Preferred Stock, the holders of Common Stock and the holders of Preferred Stock (calculated on an as-converted to Common Stock basis) will be entitled to share ratably in the net assets legally available for distribution to shareholders.

33

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to our Common Stock.

Forum Selection Provision

Section 6 of our Common Stock subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that any court of competent jurisdiction in the State of Arizona is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws. The jury trial waiver and exclusive forum provisions of the subscription agreement applies only to actions arising under that agreement and does not apply to claims arising from actions not related to this Regulation A offering.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We are not required to make any ongoing reporting. However, we will be required to file a Form 1-Z within thirty (30) calendar days after the termination or completion of this Regulation A offering.

We may supplement the information in this Offering Circular by filing a supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

34

INTERIM FINANCIALS

CBD Lifesciences, Inc.

Consolidated Balance Sheet

At June 30, 2021

(Unaudited)

ASSETS
CURRENT ASSETS:
Cash	$471,000
Inventory	44,201
Total current assets	515,201

OTHER ASSETS:
Furniture & Equipment	5,492
Tenant Improvements	130,094
Website	17,750
Deposits	14,375
Goodwill	100,000
Total assets	$782,912

LIABILITIES
LONG TERM
Due to a Related Party	$128,068
Total Liabilities	128,068

STOCKHOLDERS' DEFICIT
Preferred stock	66,082
Common stock	2,405,624
Additional paid-in capital	9,154,988
Accumulated (deficit)	(10,971,850)
Total stockholders' deficit	654,844
Total liabilities and stockholders' deficit	$782,912

See accompanying notes to these unaudited consolidated financial statements.

F-1

CBD Lifesciences, Inc.

Consolidated Income Statement

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Revenues	$14,400	$70,656	$38,749	$88,810
Cost of Sales	5,670	26,552	24,696	35,326

Gross Profit	8,730	44,104	14,053	53,484

OPERATING EXPENSES
Sales and marketing	1,054,140	83,181	2,239,324	85,681
Professional fees	948,186	–	955,621	–
Travel	17,750	–	34,273	–
Salaries & employee benefits	63,671	31,254	86,260	31,254
Officer compensation	60,000	–	120,000	–
Taxes and licenses	2,535	–	14,530	–
Rent and utilities	9,753	28,074	14,028	28,074
Repair & maintenance	3,571	–	3,571	–
General and administrative	9,612	37,307	35,767	46,795
Total operating expenses	2,169,218	179,816	3,503,374	191,804

(Loss) from operations	(2,160,488)	(135,712)	(3,489,321)	(138,320)
Net (loss)	$(2,160,488)	$(135,712)	$(3,489,321)	$(138,320)

Net income (loss) per common share:	$(0.0002)	$(0.0001)	$(0.0003)	$(0.0001)

Weighted Average outstanding common shares	12,297,408,683	938,341,238	12,297,408,683	938,341,238

See accompanying notes to these unaudited consolidated financial statements.

F-2

CBD Lifesciences, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(Unaudited)

	Preferred		Common		Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2018	16,081,530	$16,082	111,354,968	$11,135	$4,924,635	$(4,927,123)	$24,729
Common Stock Issued	–	–	303,986,312	30,399	1,727,440	–	1,757,839
Adjustments	–	–	–	–	109,726	–	109,726
Loss for the year ended December 31, 2019	–	–	–	–	–	(861,010)	(861,010)
Balances at December 31, 2019	16,081,530	16,082	415,341,280	41,534	6,761,801	(5,788,133)	1,031,284

Common Stock Issued for debt	–	–	253,000,000	25,300	87,700	–	113,000
Discount below par Common Stock	–	–	–	–	(185,000)	–	(185,000)
Common Stock Issued for cash	–	–	491,200,000	49,120	272,400	–	321,520
Discount on common stock issued	–	–	–	–	(42,828)	–	(42,828)
Common Stock issued under Regulation A	–	–	1,972,700,000	197,270	197,270	–	394,540
Commission expenses for Regulation A	–	–	–	–	(8,500)	–	(8,500)
Issuance of Preferred Stock	50,000,000	50,000	–	–	–	–	50,000
Loss for the year ended December 31, 2020	–	–	–	–	–	(1,694,396)	(1,694,396)
Balances at December 31, 2020	66,081,530	66,082	3,132,241,280	313,224	7,082,843	(7,482,529)	(20,380)

Common Stock issued under Regulation A	–	–	20,924,000,000	2,092,400	2,072,145	–	4,164,545
Loss for the six months ended June 30, 2021	–	–	–	–	–	(3,489,321)	(3,489,321)
Balance at June 30, 2021	66,081,530	$66,082	24,056,241,280	$2,405,624	$9,154,988	$(10,971,850)	$654,844

The accompanying notes are an integral part of these financial statements

F-3

CBD Lifesciences, Inc.

Consolidated Statement of Cash Flows

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net (loss) for the period	$(2,160,488)	$(135,712)	$(3,489,321)	$(138,320)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Changes in assets and liabilities
(Incr)/decr -accounts receivable	–	1,036	–	(125,379)
(Incr)/decr - Inventory	(25,000)	(45,777)	(23,502)	(42,446)
(Incr)/decr - Accrued interest	–	(1,033)	–	–
(Incr)/decr - Security deposits	(2,375)	–	(2,375)	–
Incr/(decr) in accounts payable	(1,547)	(72,102)	(18,079)	(67,595)
Incr/(decr) - Notes payable	–	144,573	–	144,573
Incr/(decr) - Due to related party	8,362	(47,200)	(17,949)	47,927
Net cash (used in) provided by operating activities	(2,181,048)	(156,215)	(3,551,226)	(181,240)

INVESTING ACTIVITIES
Purchase of furniture & fixtures	(5,492)	–	(5,492)	–
Purchase of tenant improvements	(130,094)	–	(130,094)	–
Website costs	(17,750)	–	(17,750)	–
Net cash (used in) provided by investing activities	(153,336)	–	(153,336)	–

FINANCING ACTIVITIES Issuance of common shares for cash	2,592,260	181,354	4,164,545	185,000
Stock unissued for cash received	(260,940)	–	–	–
Net cash (used in) provided by financing activities	2,331,320	181,354	4,164,545	185,000

INCREASE (DECREASE) IN CASH	(3,064)	25,139	459,983	3,760
CASH, BEGINNING OF PERIOD	474,064	1,113	11,017	22,492
CASH, END OF PERIOD	$471,000	$26,252	$471,000	$26,252

NON-CASH TRANSACTIONS IN COMMON SHARES NONE

The accompanying notes are an integral part of these financial statements

F-4

CBD Lifesciences, Inc.

Notes to the Consolidated Financial Statements

For the six months ended June 30, 2021 and 2020

(Unaudited)

Note 1. Nature of Operations and Continuance of Business

The Company was in the business of providing business consulting services until 2006 when on May 15, 2006 it signed a Share Purchase agreement to acquire an undivided 100% right, title and interest in and to all the outstanding shares of AutoBidLive Auctions Inc. AutoBidLive Auctions Inc. was a private company incorporated in the Province of Alberta, Canada whose main asset was a proprietary software to enable real time, online auctions of virtually any product or commodity for use by the wholesale market. This included cars, boats, planes, coins, stamps, industrial products, diamonds, artwork, and livestock. As a result of the closing of the Share Purchase Agreement the Company changed its name from Platinum Consulting Services to AutoBidLive Auctions International Inc. The Company subsequently changed its name again on December 26, 2006 from AutoBidLive Auctions International Inc. to Auctions International Inc. although there was no change in business.

Between 2006 and 2012 the Company continued to develop and market its online auctions software and on November 20, 2012 it entered into an agreement with Rangemore Productions to produce a live interactive auction television series utilizing the AutoBidLive software. This led to a merger with Rangemore Productions, a company that leased film studio space to independent film productions presented itself. Although this was a deviation from the original business plan, the management felt that it was an exciting opportunity and decided to pursue it. On December 31, 2012, the Company entered into a Merger Agreement and on June 30, 2013, the merger closed whereby the Company issued 42,942,000 preferred shares for all the assets and liabilities of Rangemore Productions Corp.

Prior to the closing of the Merger Agreement on March 26, 2013, the Company changed its corporate name from Auctions International Inc. to Rangemore Film Productions Corp. to reflect the closing of the Merger Agreement between the Company and Rangemore Productions Corp. and the resulting change in business. On December 19, 2013 the Company again changed its corporate name to Cre8tive Works, Inc. as there was confusion with another company using the name Rangemore but did not change it business plan or operations.

From March 2013 to August 2017 Cre8tive Works was in the business of financing media productions. The term "media productions" includes but is not limited to feature films, documentaries, animation, television series, movies-of-the-week, television specials, webisodes and soundtracks. The business was not successful and in August of 2017 the management was presented with the opportunity to acquire a technology platform developed to analyze and monitor IT networks for cyber security vulnerabilities and breaches. As a result of the new business the Company changed its name to Optium Cyber Systems, Inc. (OCSI). OCSI developed a proprietary process to analyze, identify/ and address cyber security vulnerabilities in an organization's critical IT infrastructure which is scalable to any size organization in any industry.

In January 1, 2019, the name was changed to CBD Life Sciences, Inc. through a share exchange to capitalize on the growing cannabidiol sector. LBC Bioscience, Inc. is developing and marketing a line of cannabidiol based organic products such as hemp drops, recovery pain relief products, anxiety and sleep solutions, supplements, edibles, bath products, kosher products and a full line of pet products. In addition, LBC has developed a new and improved anti-aging skin product line along with CBD biodegradable straws. All he manufactured products can be viewed and purchased on the Company website. As a result of the acquisition, the Company changed its name to CBD Life Sciences, Inc. CBD Life Sciences, Inc is a Nevada corporation and is a publicly traded company having its common shares quoted on the OTC Markets under the trading symbol “CBDL”.

F-5

Going Concern

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated revenues sufficient to cover its expenses since inception and is unlikely to generate significant revenue or earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations.

The Company will need additional working capital to continue or to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital.

Subsidiary

The Company is consolidating its wholly owned subsidiary in the financial statements. On February 8, 2019 the Company completed the acquisition of LBC Bioscience Inc. which was accounted for under ASC 805 and disclosed as a related party transaction. Summary of Significant Accounting Principles

Basis of Presentation and Principles of Consolidation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in US dollars, unless otherwise noted. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long-lived assets, recoverability of goodwill and intangible assets, fair value of convertible debt, stock- based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity dates of three months or less at the time of issuance to be cash equivalents.

Inventory

The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to product sales is recorded at the time goods are delivered and payment is reasonably expected. Product sales are generally collected within 30 to 60 days after the invoice is received. The Company periodically evaluates its receivables and establishes allowances based on historical experience and other currently available information.

F-6

Intangible Assets

Intangible assets acquired are initially recognized and measured at cost and are not being amortized. Impairment tests are conducted annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Earnings Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Based Compensation and ASC 505-50 - Equity-Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company files federal income tax returns in the United States. The Company may be subject to a reassessment of federal taxes by tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. In certain circumstances, the federal statute of limitations can reach beyond the standard three-year period. The statute of limitations in the United States for income tax assessment varies from state to state. Tax authorities have not audited any of the Company's income tax returns. The Company recognizes interest and penalties related to uncertain tax positions in tax expense.

During the year ended December 3 1, 2019, there were no charges for interest or penalties.

Financial Instruments and Fair Value Measures

ASC 820, Fair Value Measurements, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

F-7

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist primarily of cash, accounts payable, accrued interest payable, amounts due to related parties, and notes payable. Pursuant to ASC 820, the fair value of our cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Note 2. Furniture and equipment

Furniture and equipment will be depreciated over 7 years from the time of being put into productive use and periodically reviewed for impairment.

Note 3. Tenant improvements

Tenant improvements will be depreciated over the remaining term of the respective lease once the improvements are completed and the lease space is occupied.

Note 4. Website costs

Website development costs will be amortized over 7 years when the website development is completed and put into productive use.

Note 5. Commitments and contingencies.

The Company has lease commitments on two stores that are all located in Scottsdale, Arizona. One store also houses the offices of the company. The lease commitments are:

	Jul. to Dec. 2021	2022	2023	2024	2025
Corporate Office	$14,197	$18,929	$18,929	$–	$–
Scottsdale store	10,500	19,469	20,053	20,658	19,130
	$24,697	$38,398	$38,982	$20,658	$19,130

Note 6. Equity

Common Stock

On February 5, 2019 the Company effected a share consolidation of 1 new share for every 100 shares held. On February 18, 2020 the Company increased their authorized common shares to 5,000,000,000.

F-8

On September 16, 2020 the Company changed the par value of its common stock to $.0001 per common share.

On November 20, 2020 the Company was qualified to sell a maximum of 3,500,000,000 common shares at $.0002 under a Reg A offering. During the period of November 20, 2020 through December 31, 2020 the Company sold 1,972,700,000 common shares at $.0002 under the Reg A offering and received $386,040 net of broker commissions.

At December 31, 2020, the Company had an authorized common share capital set at 25,000,000,000 carrying a par value of $0.0001. On June 17, 2021, the Company increased its authorized common share capital to 80,000,000,000 carrying a par value of $0.0001.

During the quarter ended March 31, 2021 the Company raised $1,572,285 by issuing 7,974,000,000 common shares under a Reg A offering.

On June 17, 2021, the Company increased its authorized common share capital to 80,000,000,000 carrying a par value of $0.0001.

During the quarter ended June 30, 2021 the Company raised $2,385,660 by issuing 11,928,300,000 common shares under a Reg A offering. At June 30, 2021 the Company had 80,000,000,000 common shares authorized and 24,056,241,280 common shares issued and outstanding.

Preferred Stock

On March 11, 2020 the Company increased the authorized Preferred Stock to 100,000,000.

On March 17, 2020 the Company increased the authorized Series A Non-Convertible Preferred Stock (“Series A Stock”) to 66,081,530.

The total of all outstanding Series A Stock shares represents eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of shareholders of the Corporation or action by written consent of shareholders. Each outstanding share of the Series A Stock represents a proportionate share of the 80% allocated to the outstanding shares of Series A Non-Convertible Preferred Stock.

As a result, common share vote equivalents are variable based on the number of shares of Common stock that are outstanding on the day of any shareholder action. At June 30, 2021, at any shareholder meeting, the following persons have the voting percentages listed in the table below:

Name of Holder	Affiliation with Company	Share Class	% of Class	Total Votes	Total %
George Rutherford	Shareholder	Preferred	16.8%	777,796,245	13.42%
Lisa Nelson	CEO, President, Director	Preferred	83.2%	3,860,368,875	66.58%

As at June 30, 2021, the Company had an authorized preferred share capital set at 100,000,000 carrying a par value of $0.001 with 66,081,530 issued and outstanding.

Note 7. Related Party Transactions

On January 1, 2019 the Company issued 4,769,000 post-split common shares to LBC Bioscience Inc of which Lisa Nelson beneficially owned a majority of the shares received by the shareholders of LBC Bioscience. Inc. On January 16, 2019 Ms. Nelson became the President, CEO and CFO of the Company as a result of the acquisition that was treated as an acquisition for accounting purposes in accordance with ASC 805. The purpose of the acquisition was to have a product line for sale under a recognized brand name which was accomplished in the acquisition.

On February 8, 2019 the Company completed its acquisition of all of the shares of LBC Bioscience Inc. for a total of 52,795,600 common shares (adjusted for a share consolidation on February 5, 2019) valued at $1,439,880. The stock was valued based upon a discount to trading market of the common stock. The Company acquired inventory under the label of LBC Bioscience Inc. valued at $102,591 and classified the remaining value of $1,337,289 as Goodwill. There were no liabilities assumed in the acquisition and all costs related to the acquisition were expensed.

At September 30, 2020 the Company impaired the value of Goodwill in the amount of $1,236,015 and consequently stated goodwill at $100,000 which is the estimated value of brand name that was acquired on February 8, 2019.

F-9

CBD LIFE SCIENCES INC.

(FORMERLY OPTIUM CYBER SYSTEMS, INC.)

Consolidated Financial Statements

Years Ended December 31, 2020 and December 31, 2019

(Expressed in US Dollars)

F-10

CBD LIFE SCIENCES, INC.

Balance Sheet

December 31, 2020 and December 31, 2019

(Expressed in US Dollars)

	2020	2019
ASSETS
Current Assets
Cash	$11,017	$28,982
Inventory	20,699	126,594
Accounts Receivable (net)	–	–
Total Current Assets	31,716	155,576

Other Assets
Deposits	12,000	–
Goodwill	100,00	1,336,015
Total Other Assets	112,000	1,336,015

TOTAL ASSETS	$143,716	$1,491,591

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities
Accounts Payable	$18,079	$33,354
Total Current Liabilities	18,079	33,354

Long Term Liabilities
Due to Stockholders	–	–
Due to Related Parties	146,017	266,932
Convertible Promissory Notes	–	11,013
Convertible Debentures	–	149,047
Total Long-Term Liabilities	–	426,992
TOTAL LIABILITIES	164,096	460,346

STOCKHOLDERS EQUITY
Common Stock Par Value ($0.001) 500,000,000 Authorized, Issued and Outstanding 415,341	313,224	415,341
Preferred Stock Par Value ($0.001) 16,081,530 Authorized, Issued and Outstanding 16,081,530	66,082	16,082
Paid in Capital	7,082,843	6,387,994
Accumulated Deficit	(7,482,529)	(5,788,172)
Total Stockholders' Equity	(20,380)	1,031,245
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$143,716	$1,491,591

F-11

CBD LIFE SCIENCES, INC.

Statement of Operations

For the Years Ended December 31, 2020 and 2019

(Expressed in US Dollars)

	2020	2019
Revenue	$225,897	$79,635
Cost of sales	105,628	43,002
Gross Profit	120,269	36,633

Expenses of Operation

Sales and marketing	30,000	111,530
Salaries	92,499	–
Officer Compensation	240,000	–
Rent and Utilities	122,372	–
General and Administrative	74,850	605,723
Total expenses of operation	717,251	717,253

Net loss from operations	(384,092)	(680,619)

Other (Income) Expense
Write down of accounts receivable	189,000	189,000
Other Income	(8,610)	(8,610
Total Other (income) Expense	180,390	180,390
Net loss before Income Tax	(861,019)	(861,019)
Income tax	–	–
Net loss after Income Tax	$(861,019)	$(861,019)

(The accompanying notes are an integral part of these financial statements)

F-12

CBD LIFE SCIENCES, INC.

Statement of Stockholders' Equity

As December 31, 2020 and 2019

	Preferred Shares	Amount	Common Shares	Amount	Paid in Capital	Accumulated Deficit	Total

Balances at December 31, 2018	16,081,530	$16,082	111,354,968	$11,135	$4,924,635	$(4,927,123)	$24,729
Common Stock Issued	–	–	303,986,312	30,399	1,727,440	–	1,757,839
Adjustments	–	–	–	–	109,726	–	109,726
Loss for the year ended December 31, 2019	–	–	–	–	–	(861,010)	(861,010)
Balances at December 31, 2019	16,081,530	16,082	415,341,280	41,534	6,761,801	-5,788,133	1,031,284

Common Stock Issued for debt	–	–	253,000,000	25,300	87,700	–	113,000
Discount below par Common Stock	–	–	–	–	(185,000)	–	(185,000)
Common Stock Issued for cash	–	–	491,200,000	49,120	272,400	–	321,520
Discount on common stock issued	–	–	–	–	(42,828)	–	(42,828)
Common Stock issued under Regulation A	–	–	1,972,700,000	197,270	197,270	–	394,540
Commission expenses for Regulation A	–	–	–	–	(8,500)	–	(8,500)
Issuance of Preferred Stock	50,000,000	50,000	–	–	–	–	50,000
Loss for the year ended December 31, 2020	–	–	–	–	–	(1,694,396)	(1,694,396)
Balances at December 31, 2020	66,081,530	66,082	3,132,241,280	313,224	7,082,843	(7,482,529)	(20,380)

Common Stock issued under Regulation A	–	–	7,974,000,000	797,400	774,885	–	1,572,285
Loss for the 3 months ended March 31, 2021	–	–	–	–	–	(1,328,833)	(1,328,833)
Balance at March 31, 2021	66,081,530	$66,082	11,106,241,280	$1,110,624	$7,857,728	$(8,811,362)	$223,072

(The accompanying notes are an integral part of these financial statements)

F-13

CBD LIFE SCIENCES, INC.

Statements of Cash Flow

Years Ended December 31, 2020 and 2019

(Expressed in US Dollars)

	2020	2019
Net loss	$(1,694,396)	$(861,019)

Impairment of Goodwill	1,236,015	(1,336,015)
Changes in operating assets and Liabilities:
Accounts receivable	–	189,000
Prepaid expenses	–	–
Inventory	105,895	(126,594)
Security Deposit	(12,000)	–
Accounts payable	(15,236)	29,541
Notes Payable	(160,060)	83,504
Due to Related Parties	(120,915)	262,955
Net cash used in operations	(660,697)	(1,758,628)

Investing Activities
Purchase of technology	–	–
Investment in associate	–	–
Net cash used in investing activities	–	–

Financing Activities
Issuance of Common Shares for Cash	479,732	1,787,365
Issuance of Preferred Shares for a Note	50,000	–
Issuance of Common Shares for Debt	113,000	–
Net cash provided by financing activities	642,732	1,787,365

Increase in cash	(17,965)	28,737

Beginning cash	28,982	245

Ending cash	$11,017	$28,982

(The accompanying notes are an integral part of these financial statements)

F-14

CBD LIFE SCIENCES, INC.

Notes to the Financial Statements

December 31, 2019

(Expressed in US Dollars)

1.       Nature of Operations and Continuance of Business

CBD Life Sciences, Inc. "the Company" was incorporated in the State of Nevada on December 31 , 2003 under the name of Platinum Consulting Services and was in the business of providing business consulting services until 2006 when on May 15, 2006 it signed a Share Purchase agreement to acquire an undivided 100% right, title and interest in and to all the outstanding shares of AutoBidLive Auctions Inc. AutoBidLive Auctions Inc. was a private company incorporated in the Province of Alberta, Canada whose main asset was a proprietary software to enable real time, online auctions of virtually any product or commodity for use by the wholesale market. This included cars, boats, planes, coins, stamps, industrial products, diamonds, artwork, and livestock. As a result of the closing of the Share Purchase Agreement the Company changed its name from Platinum Consulting Services to Autobidlive Auctions International Inc. The Company subsequently changed its name again on December 26, 2006 from Autobidlive Auctions International Inc. to Auctions International Inc. although there was no change in business.

Between 2006 and 2012 the Company continued to develop and market its online auctions software and on November 20, 2012 it entered into an agreement with Rangemore Productions to produce a live interactive auction television series utilizing the AutoBidLive software. This lead to a merger with Rangemore Productions, a company that leased film studio space to independent film productions presented itself. Although this was a deviation from the original business plan, the management felt that it was an exciting opportunity and decided to pursue it. On December 31, 2012, the Company entered into a Merger Agreement and on March 31, 2013, the merger closed whereby the Company issued 42,942,000 preferred shares for all the assets and liabilities of Rangemore Productions Corp.

Prior to the closing of the Merger Agreement on March 26, 2013, the Company changed its corporate name from Auctions International Inc. to Rangemore Film Productions Corp. to reflect the closing of the Merger Agreement between the Company and Rangemore Productions Corp. and the resulting change in business. On December 19, 2013 the Company again changed its corporate name to Cre8tive Works, Inc. as there was confusion with another company using the name Rangemore but did not change it business plan or operations.

From March 2013 to August 2017 Cre8tive Works was in the business of financing media productions. The term "media productions" includes but is not limited to: feature films, documentaries, animation, television series, movies-of-the-week, television specials, webisodes and soundtracks. The business was not successful and in August of 2017 the management was presented with the opportunity to acquire a technology platform developed to analyse and monitor IT networks for cyber security vulnerabilities and breaches. As a result of the new business the Company changed its name to Optium Cyber Systems, Inc. (OCSI). OCSI developed a proprietary process to analyze, identify/ and address cyber security vulnerabilities in an organization's critical IT infrastructure which is scalable to any size organization in any industry.

In January 1, 2019, the name was changed to CBD Life Sciences, Inc. through a share exchange to capitalize on the growing cannabidiol sector. LBC Bioscience, Inc. is developing and marketing a line of cannabidiol based organic products such as hemp drops, massage oils, recovery pain relief creams, anxiety and sleep solutions, supplements, edibles and a full line of pet products. In addition, LBC is in the process of developing an anti-aging skin product line. All he manufactured products can be viewed and purchased on the Company website. As a result of the acquisition, the Company changed its name to CBD Life Sciences, Inc. CBD Life Sciences, Inc is a publicly traded company having its common shares quoted on the OTC Markets under the trading symbol “CBDL”.

F-15

Going Concern

These financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and is unlikely to generate significant revenue or earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations.

As at December 31, 2019, the Company has accumulated losses totaling $5,788,172 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company will need additional working capital to continue or to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to accomplish its objective. Management plans to seek debt or equity financing, or a combination of both, to raise the necessary working capital.

2.       Summary of Significant Accounting Principles

Basis of Presentation and Principles of Consolidation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States and are presented in US dollars, unless otherwise noted. The Company's fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the useful life and recoverability of long-lived assets, recoverability of goodwill and intangible assets, fair value of convertible debt, stock- based compensation, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity dates of three months or less at the time of issuance to be cash equivalents.

Computer Equipment

Computer equipment is recorded at cost and amortized on a declining balance basis at a rate of 30% per annum.

Software

Software is recorded at cost and amortized over the useful life of the software as a revenue generating asset.

Intangible Assets

Intangible assets acquired are initially recognized and measured at cost and are not being amortized. Impairment tests are conducted annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. The amortization methods and estimated useful lives of intangible assets are reviewed annually.

F-16

Impairment of Long-Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Earnings Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assurned to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Based Compensation and ASC 505-50 - Equity-Based Payments to Non-Employees. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company files federal income tax returns in the United States. The Company may be subject to a reassessment of federal taxes by tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. In certain circumstances, the federal statute of limitations can reach beyond the standard three year period. The statute of limitations in the United States for income tax assessment varies from state to state. Tax authorities have not audited any of the Company's income tax returns. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the year ended December 3 1, 2019, there were no charges for interest or penalties.

 Financial Instruments and Fair Value Measures

ASC 820, Fair Value Measurements, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

F-17

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist primarily of cash, accounts payable, accrued interest payable, amounts due to related parties, and notes payable. Pursuant to ASC 820, the fair value of our cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Recent Accounting Pronouncements

In January 2009, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2009. The adoption of this standard did not have a significant impact on the Company's financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Reclassification

Certain items have been reclassified to conform to the current year presentation standards.

Due to Related Parties

As at December 31, 2019, the Company owed $1,477 (December 31, 2018 - $16,377) to related parties for expenses paid on behalf of the Company. The amounts owing are unsecured, non-interest bearing, and due on demand.

3.       Convertible Promissory Note

On September 30, 2013, the Company issued a convertible note payable to a non-related party for expenses paid during the period July 1, 2013 to September 30, 2013, in the amount of $6,358.62. Under the terms of the note, the amount owing is unsecured, bears interest at 0% per annum, and is due on September 30, 2014. Interest on overdue principal after default accrues at an annual rate of 18%. The note is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,358.62.

F-18

4.       Convertible Debentures

On June 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $27,500.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on December 31, 2017. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $27,500.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of services provided to the Company in the amount of $12,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $12,000.00.

On September 30, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $10,175.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on March 31, 2018. Interest on overdue principal after default accrues at an annual rate of 18%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $6,347.00.

On June 18, 2017, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $29,947.50. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on June 30, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $29,947.50.

On October 1, 2018, the Company issued a convertible debenture to a non-related party in settlement of expenses paid on behalf of the Company in the amount of $5,520.90. Under the terms of the debenture, the amount owing is unsecured, bears interest at 12% per annum, and is due on October 1, 2019. Interest on overdue principal after default accrues at an annual rate of 12%. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 31, 2018 is $5,520.90.

On December 10, 2018, the Company issued a convertible debenture to a non-related party for cash received in the amount of $10,000.00. Under the terms of the debenture, the amount owing is unsecured, bears interest at 10% per annum, and is due on December 10, 2019. The debenture is convertible into commons shares of the Company at any time while the note is in effect at a conversion price equal to 50% of the lowest trading price of the Company's common shares for the past 15 trading days prior to notice of conversion. The balance outstanding as at December 3 1, 2018 is $10,000.00.

5.       Common Stock

As at December 31, 2019, the Company had an authorized common share capital set at 500,000,000 carrying a par value of $0.001 with 415,341,280 common shares issued and outstanding.

F-19

6.       Preferred Stock

As at December 31, 2019, the Company had an authorized preferred share capital set at 16,081,530 carrying a par value of $0.001 with 16,081,530 issued and outstanding.

7.       Share Purchase Warrants

As at December 3 1, 2019, there were no outstanding share purchase warrants.

8.       Stock Options

As at December 3 1, 2019 there were no outstanding options to purchase shares of common stock.

9.       Income Taxes

The Company has incurred losses amounting to $5,788,172 that can be carried forward to offset taxable income in future years and, if unutilized, will expire through to 2039. Deferred tax benefits, which may arise as a result of these losses, have not been

10.     Subsequent Events

In March 2019, the company increased its authorized common stock to 5,000,000 to accommodate the Regulation A+ which if fully subscribed will require the issuance of 2,500,000,000 shares of common stock.

In March 2019 the company received clearance from the Securities and Exchange Commission for the Regulation A+ common stock sale.

In March 2019, the company increased its authorized preferred stock to 100,000,000 shares as was shown in the documentation for the Regulation A+ filing.

F-20